Exhibit 99.1
Hydrogenics Corporation
First Quarter 2008 Interim Consolidated Financial Statements and
Results of Operations

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	March 31	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$27,027	$15,460
Restricted cash (note 9)	6,066	—
Short-term investments	—	15,032
Accounts receivable	7,625	12,713
Grants receivable	932	850
Inventories (note 4)	11,655	12,659
Prepaid expenses	1,071	1,105

	54,376	57,819

Property, plant and equipment	4,891	4,847
Intangible assets	186	249
Goodwill	5,025	5,025

	$64,478	$67,940

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$16,720	$18,166
Unearned revenue	10,601	9,042

	27,321	27,208

Long-term debt	1	11
Deferred research and development grants	167	337

	27,489	27,556

Shareholders’ Equity
Share capital	306,872	306,872
Contributed surplus	15,842	15,606
Deficit	(281,423)	(277,101)
Accumulated other comprehensive loss	(4,302)	(4,993)

Total deficit and accumulated other comprehensive income ( loss)	(285,725)	(282,094)

	36,989	40,384

	$64,478	$67,940

The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

Norman Seagram	Douglas Alexander
Chairman	Director

First Quarter 2008 Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2006	91,916,466	$307,376	$13,718	$(249,033)	$(5,304)	$66,757

Net loss for the period	—	—	—	(28,068)	—	(28,068)
Foreign currency translation adjustments	—	—	—	—	311	311

Comprehensive loss	—	—	—	—	—	(27,757)

Shares issued:

Shares returned to treasury	(150,775)	(504)	335	—	—	(169)
Stock-based compensation expense	—	—	1,553	—	—	1,553

Balance at Dec. 31, 2007	91,765,691	306,872	15,606	(277,101)	(4,993)	40,384

Net loss for the period	—	—	—	(4,322)	—	(4,322)
Foreign currency translation adjustments	—	—	—	—	691	691

Comprehensive loss						(3,631)

Shares issued:
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	236		—	236

Balance at Mar. 31, 2008	91,765,686	$306,872	$15,842	$(281,423)	$(4,302)	$36,989

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

First Quarter 2008 Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended March 31
	2008	2007

Revenues	$10,711	$6,850

Cost of revenues	8,846	5,936

	1,865	914

Operating expenses
Selling, general and administrative	4,061	6,947
Research and product development (note 7)	1,712	2,862
Amortization of property, plant and equipment	271	224
Amortization of intangible assets	63	63

	6,107	10,096

Loss from operations	(4,242)	(9,182)

Other income (expenses)
Provincial capital tax	(38)	(18)
Interest	228	867
Foreign currency gains (losses)	(270)	30

	(80)	879

Loss before income taxes	(4,322)	(8,303)
Current income tax expense	—	3

Net loss for the period	$(4,322)	$(8,306)

Net loss per share (note 8)
Basic and diluted	$(0.05)	$(0.09)

Shares used in calculating basic and diluted net loss per share	91,765,689	91,896,363
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

First Quarter 2008 Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation
Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended March 31
	2008	2007

Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(4,322)	$(8,306)
Items not affecting cash
Amortization of property, plant and equipment	271	426
Amortization of intangible assets	63	63
Unrealized foreign exchange (gains) losses	(152)	(108)
Stock-based compensation	236	490
Net change in non-cash working capital	7,000	(1,937)

	3,096	(9,372)

Investing activities
Decrease in short-term investments	15,032	54,350
Increase in restricted cash	(6,066)	—
Purchase of property, plant and equipment	(315)	(211)

	8,651	54,139

Financing activities
Repayment of long-term debt	(10)	(37)
Deferred research and development grant	(170)	473
Shares returned to treasury	—	(169)

	(180)	267

Increase in cash and cash equivalents during the period	11,567	45,034

Cash and cash equivalents — Beginning of period	15,460	5,937

Cash and cash equivalents — End of period	$27,027	$50,971

Supplemental disclosure
Interest paid	$10	$6
Income taxes paid	(17)	3
The accompanying notes form an integral part of these Interim Consolidated Financial Statements.

First Quarter 2008 Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
1. Basis of preparation
The accompanying interim consolidated financial statements of Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are presented in U.S. dollars, unless otherwise noted. Accordingly, they do not include all of the information and footnotes required by Canadian GAAP for annual consolidated financial statements. Canadian GAAP, in the case of the Corporation, conforms in all material respects with accounting principles generally accepted in the United States, except as outlined in notes 2 and 11.
The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for interim periods. Operating results for the three months ended March 31, 2008 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2008. The accounting policies used in the preparation of these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Corporation’s fiscal 2007 annual report.
These interim consolidated financial statements follow the same accounting policies and methods of application as the consolidated financial statements for the year ended December 31, 2007, except as described below. Certain prior year amounts have been reclassified to conform with current period presentation.
Risk Management
For the interim period ended March 31, 2008, the Corporation has adopted the requirements of The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862, “Financial Instruments Disclosures,” which apply to fiscal years beginning on or after October 1, 2007. This section requires disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Corporation manages those risks.
Liquidity
The Corporation has sustained losses and negative cash flows from operations over the past five years. At March 31, 2008, the Corporation has approximately $33,093 of cash, restricted cash and short-term investments. There are uncertainties related to the timing and use of the Corporation’s cash resources. These uncertainties include the volume of commercial sales related to its hydrogen generation products and the development of markets for, and customer acceptance of, its fuel cell power products. As a result, the Corporation may need to seek additional equity or arrange debt financing, which could include additional lines of credit. There is no assurance that the Corporation will be successful in its financing efforts or that they will be sufficient.
Credit Risk
Credit risk arises from the potential that a counterparty will fail to perform its obligations. The Corporation is exposed to credit risk from customers. However, the Corporation has a significant number of customers, which minimizes concentration of credit risk. At March 31, 2008, the Corporation’s two largest customers accounted for 25% (24% at March 31, 2007) and 17% (10% at March 31, 2007) of sales, respectively. Losses under trade receivables have historically been insignificant. In order to minimize the risk of loss for trade receivables the Corporation’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.
While the Corporation’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Corporation’s low credit loss experience will continue. Most sales are invoiced with payment terms in the range of 30 to 90 days.

First Quarter 2008 Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
The Corporation reviews its trade receivable accounts regularly and writes down to their expected realizable values, by making an allowance for doubtful receivables, as soon as the account is determined not to be fully collectible. The allowance is charged against earnings. Shortfalls in collections are applied against this provision. Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectibility at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern problems.
The Corporation’s exposure to credit risk for trade receivables by geographic area as at March 31, 2008 was as follows:

Three months ended
March 31
2008
United States	29%
Middle East	24%
Europe	15%
Asia	9%
Rest of world	23%

100%

The Corporation may also have credit risk relating to cash and short-term investments, which it manages by dealing with its current bank.
Foreign Currency Risk
Foreign currency risk arises because of fluctuations in exchange rates. The Corporation conducts a significant portion of its business activities in foreign currencies, primarily Canadian dollars and the Euro. The assets, and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the U.S. dollar and these foreign currencies. The Corporation recognized foreign exchange losses in the first quarter of 2008 of $270 as compared to foreign exchange gains of $30 in the first quarter of 2007.
The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars, Canadian dollars, and the Euro to the maximum extent possible and practical.
Interest Rate Risk
Interest rate risk arises because of the fluctuation in interest rates. The Corporation is subject to interest rate risk on its cash and short-term investments; however the Corporation does not have any significant long-term debt and hence is not subject to interest rate risk.
Management of Capital
The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development, undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.
The Corporation’s capital is composed of share capital. The Corporation’s primary uses of capital are to finance operating losses, increases in non-cash working capital and capital expenditures. The Corporation currently funds these requirements from internally generated cash flows and cash raised through past share issuances. The Corporation’s objectives when managing capital are to ensure that the Corporation will continue to have enough liquidity so it can provide its services to its customers and returns to its shareholders.

First Quarter 2008 Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
The Corporation monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize flexibility to finance the Corporation’s ongoing growth, the Corporation does not currently pay a dividend to holders of its common shares.
2. New accounting standards
The Corporation has adopted the following changes to its accounting policies:
(i) Canadian standards
The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1535, “Capital Disclosures,” Section 3862 “Financial Instruments — Disclosures,” and Section 3863, “Financial Instruments — Presentation.” Section 1535 establishes disclosure requirements about an entity’s capital and how it is managed. The purpose is to enable users of the financial statements to evaluate objectives, policies and processes for managing capital. Sections 3862 and 3863 replaced Section 3861, “Financial Instruments — Disclosure and Presentation,” revising and enhancing disclosure requirements while carrying forward its presentation requirements. These new sections place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. These sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Corporation has adopted this new guidance effective January 1, 2008. While these standards impacted disclosure provided by the Corporation, adoption of these standards did not impact its consolidated financial position, results of operations or cash flows.
In May 2007, the CICA issued Handbook Section 3031, “Inventories,” which replaced the existing Section 3030 “Inventories.” The standard introduced changes to the measurement and disclosure of inventory. This standard is effective for interim and annual periods related to fiscal years beginning on or after January 1, 2008 with earlier application encouraged. The Corporation adopted this new guidance effective January 1, 2008. This standard did not have a material impact on its consolidated financial position, results of operations or cash flows; however, the Corporation now carries inventory at the lower of cost and net realizable value. Previously, the Corporation carried inventory at the lower of cost and replacement cost.
(ii) U.S. standards
The following changes only apply to note 11 of the interim consolidated financial statements.
In September 2006, the the Financial Accounting Standards Board (“FASB”) issued Statemetn of Financial Accountin Standars (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to provide increased consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS 157 also expands financial statement disclosure requirements about a corporation’s use of fair value measurements, including the effect of such measures on earnings. This standard is effective for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008. This standard did not impact the Corporation’s consolidated financial position, results of operations or cash flows. For nonfinancial assets and nonfinancial liabilities, the standard is effective for financial statements issued for fiscal years beginning after November 15, 2008 and the Corporation plans to adopt this guidance effective January 1, 2009. The Corporation is currently assessing the effect that this may have on the Corporation’s results of operations and consolidated financial position.

First Quarter 2008 Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards, which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a Corporation may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159, for financial assets and financial liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation adopted this new guidance effective January 1, 2008.
New Accounting Standards
The following changes will be adopted in the future.
(i) Canadian standards
In February 2008, the CICA issued Handbook Section 3064 “Goodwill and Intangible Assets,” which replaced the existing Sections 3062 “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs.” The new standard introduced changes to recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.” The new standard also provides guidance for the recognition of internally developed intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 with earlier adoption encouraged. The Corporation will adopt this new guidance effective January 1, 2009. The Corporation is currently assessing the effect that this standard may have on the Corporation’s results of operations and consolidated financial position.
(ii) Convergence with International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be complete by 2011.
Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States’ FASB and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the complete changeover to IFRS, and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS.
As the International Accounting Standards Board currently, and expectedly, has projects underway that should result in new pronouncements that continue to evolve IFRS, and that this Canadian convergence initiative is very much in its infancy as of the date of these interim consolidated financial statements, it is premature to assess the impact of the Canadian initiative, if any, on the Corporation.

First Quarter 2008 Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
(ii) U.S. standards
The following changes will only apply to note 11 of the consolidated financial statements.
In December 2007, the FASB issued Statement SFAS No. 141 (revised 2007), Business Combinations, which replaces SFAS No 141. The standard retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS No. 141R is effective for the Corporation beginning January 1, 2009 and will apply prospectively to business combinations completed on or after that date.
3. Business Streamlining Initiative
On March 20, 2007 and November 6, 2007, the Corporation’s Board of Directors approved a restructuring and streamlining of the Corporation’s operations in order to reduce its overall cost structure. In 2007, the Corporation recorded a $4,090 charge for severance and related expenses for these initiatives, which are included in selling, general and administrative expenses as at December 31, 2007. As at March 31, 2008, the Corporation had paid $3,726 in respect of these charges. The remaining balance of $364 at March 31, 2008 is anticipated to be paid in 2008. These amounts were charged to the business segments as follows: $2,946 for Power Systems; $142 for OnSite Generation; and $1,002 for Corporate and Other business segments.
On November 7, 2007, the Corporation announced plans to wind up its fuel cell test products design, development and manufacturing business due to lower than planned gross margin and growth prospects and not achieving certain operating targets. During the year ended December 31, 2007, the Corporation incurred $2,016 in respect of severance and related expenses and the write-off of inventory. Of the $2,016 recorded during the year ended December 31, 2007, no severance and related expenses remain unpaid at March 31, 2008.
4. Inventories

	March 31	December 31
	2008	2007

Raw materials	$6,260	$5,070
Work-in-progress	5,350	6,768
Finished goods	45	821

	$11,655	$12,659

5. Warranties
Product warranty liabilities are included in accounts payable and accrued liabilities on the inteim consolidated balance sheets. Changes in the Corporation’s aggregate product warranty liabilities for the three months ended March 31, 2008 and 2007 are as follows:

	March 31	March 31
	2008	2007

Balance, December 31, 2007 and 2006	$3,592	$5,077
Accruals for warranties	1,131	552
Settlements made during the period	(700)	(922)

Balance, March 31, 2008 and 2007	$4,023	$4,707

First Quarter 2008 Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
6. Stock-based compensation
During the three months ended March 31, 2008, 1,300,004 (March 31, 2007 — 1,644,960) stock options with a weighted average fair value of $0.29 at the date of grant were issued to employees. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	March 31	March 31
	2008	2007

Risk free interest rate (%)	3.46%	4.11%
Expected volatility (%)	64%	56%
Expected life (in years)	4	4
Expected dividends	nil	nil
During the three months ended March 31, 2008, the Corporation created a restricted share unit (“RSU”) plan for senior executives. Pursuant to the terms of the plan, RSU’s vest on such date no later than December 31 of the third calendar year following the year in respect of which they were granted. All vested RSUs shall be redeemed by the Corporation at an amount equal to the number of vested RSUs multiplied by the award market value of the underlying common shares of the Corporation as at the vesting date. During the three months ended March 31, 2008, 1,287,500 units were awarded under the terms of this plan.
Stock-based compensation expense of $0.2 million (March 31, 2007 — $0.5 million) is included in selling, general and administrative expenses.
7. Research and product development
Research and product development expenses are recorded net of third party program funding received or receivable. For the three months ended March 31, 2008, research and product development expenses and program funding, which has been received or is to be received, are as follows:

	Three months ended March 31
	2008	2007

Research and product development expenses	$2,223	$2,942
Research and product development funding	(511)	(80)

Total research and product development expenses	$1,712	$2,862

8. Net loss per share
For the three months ended March 31, 2008, the weighted average number of common shares outstanding was 91,765,689 (2007 — 91,896,363). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share as the effect would be anti-dilutive.
9. Guarantees
As at March 31, 2008, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions which total $10,247 (December 31, 2007 — $5,213) with expiry dates extending to October 2011. The Corporation has restricted cash totaling $6,066 as security for these standby letters of credit and letters of guarantee. These instruments relate primarily to obligations in connection with the terms and conditions of

First Quarter 2008 Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
10. Segmented financial information
The Corporation’s three reportable segments include: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the design, development, manufacture, and sale of fuel cell test products and the provision of fuel cell diagnostic testing services.
Financial information by reportable segment for the three months ended March 31, 2008 and 2007 is as follows:

			Three months ended March 31, 2008
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$7,313	$1,013	$2,385	$—	$10,711
Amortization of intangible assets	—	—	—	63	63
Amortization of property, plant and equipment	—	—	—	271	271
Interest income	—	—	—	238	238
Interest expense	—	—	—	10	10
Income tax expense	—	—	—	—	—
Segment income (loss) (i)	89	(2,344)	66	(2,133)	(4,322)

			Three months ended March 31, 2007
	OnSite	Power	Test	Corporate &
	Generation	Systems	Systems	Other	Total
Revenue from external customers	$1,815	$1,555	$3,480	$—	$6,850
Amortization of intangible assets	—	—	—	63	63
Amortization of property, plant and equipment	—	—	—	224	224
Interest income	—	—	—	873	873
Interest expense	—	—	—	6	6
Income tax expense	—	—	—	3	3
Segment loss (i)	(2,313)	(4,321)	(148)	(1,524)	(8,306)

(i)	Segment income (loss) includes directly attributable selling, general and administration costs, research and product development costs net of associated grants and amortization of property, plant and equipment and intangible assets.
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at March 31, 2008 are $186 and $5,025, respectively (December 31, 2007 — $249 and $5,025). The Corporation currently does not allocate its remaining assets among reportable segments.

First Quarter 2008 Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation
Hydrogenics Corporation
Notes to Interim Consolidated Financial Statements
(in thousands of U.S. dollars, except share and per share amounts)
(unaudited)
A significant portion of the Corporation’s intangible assets and goodwill are common across the locations. Therefore, management does not classify intangible assets and goodwill on a location basis.
Revenues are segmented by geography, as follows:

	Three months ended
		March 31
	2008	2007

United States	$3,902	$3,197
Saudi Arabia	1,842	—
Korea	1,232	—
Brazil	682	—
China	642	276
Canada	597	—
Croatia	502	—
Japan	471	1,311
Germany	251	467
France	18	379
United Kingdom	—	226
Romania	8	80
Rest of world	564	914

	$10,711	$6,850

11. Differences between Canadian and United States accounting principles
These interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain respects from those principles that the Corporation would have followed had its interim consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided. There are no differences in the net loss between Canadian GAAP and U.S. GAAP .

First Quarter 2008 Interim Consolidated Financial Statements	Page 13